Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-239161

Prospectus Supplement No. 3

(To Prospectus dated August 5, 2020)

Humanigen, Inc.

82,563,584 Shares of Common Stock

This prospectus supplement relates to the Registration Statement on Form S-1 (File No. 333-239161) declared effective by the Securities and Exchange Commission on August 5, 2020, and does not cover securities beyond those covered by the existing Registration Statement. There are no additional securities being offered under this prospectus supplement – this is merely a document required under the securities laws to update information previously filed in the original prospectus and any prior prospectus supplements thereto.

The selling stockholders may offer and sell any of the shares from time to time in a number of different ways and at varying prices, and may engage a broker, dealer or underwriter to sell the shares. Information regarding the selling stockholders and the times and manner in which they may offer and sell the shares under this prospectus is provided under “Selling Stockholders” and “Plan of Distribution” in the prospectus dated August 5, 2020. See “Plan of Distribution” beginning on page 95 of the prospectus for more information about how the selling stockholders may sell or otherwise dispose of the shares of common stock being registered pursuant to the prospectus.

We are filing this prospectus supplement to supplement and amend the information previously included in the prospectus with the information contained in our Current Report on Form 8-K (the “Form 8-K”) filed with the Securities and Exchange Commission on September 4, 2020. Accordingly, we have attached our Form 8-K to this prospectus supplement. You should read this prospectus supplement together with the prospectus and any prior prospectus supplements thereto, each to be delivered with this prospectus supplement.

Our common stock is quoted on the OTCQB Venture Market under the symbol “HGEN”. On September 3, 2020, the last reported sale of our common stock on the OTCQB Venture Market was $2.47 per share.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 7 of the prospectus before making a decision to purchase our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 4, 2020.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 4, 2020

Humanigen, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-35798	77-0557236
(State or other Jurisdiction of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

533 Airport Boulevard, Suite 400

Burlingame, CA 94010

(Address of principal executive offices, including zip code)

(650) 243-3100

(Registrant’s telephone number, including area code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

As previously disclosed, on July 27, 2020, the Board of Directors (the “Board”) of Humanigen, Inc. (the “Company”) unanimously approved and recommended, and on July 29, 2020, certain stockholders of the Company owning as of July 29, 2020 approximately 63% of the Company's outstanding common stock, par value $0.001 per share (“Common Stock”), approved an amendment to Article IV of the Company’s Amended and Restated Certificate of Incorporation, as amended, to give the Board the discretion to effect a reverse stock split whereby each outstanding 2, 3, 4, 5, 6, 7, 8, 9 or 10 shares of Common Stock may be combined, converted and changed into one share of Common Stock, subject to final approval of the Board of the ratio and timing for completion of any reverse stock split.

On September 4, 2020, the Company announced that the Board has determined to effect a reverse stock split (the “Reverse Stock Split”) at a ratio of 1-for-5 (the “Split Ratio”). Subject to completion of all required regulatory reviews, the Reverse Stock Split is expected to become effective at 4:30 p.m. Eastern Time on September 11, 2020 (the “Effective Time”), and the Common Stock is expected to begin trading on a split-adjusted basis when the market opens on the next trading day. At the Effective Time, every holder of Common Stock will have their reported ownership adjusted to reflect ownership of one share of Common Stock for every five shares of Common Stock held prior to the Effective Time. Following the Effective Time, the Company will file a Current Report on Form 8-K announcing that a charter amendment has been filed with the Delaware Secretary of State to effect the Reverse Stock Split.

No fractional shares will be issued in connection with the Reverse Stock Split. Stockholders of record otherwise entitled to receive fractional shares of Common Stock will receive cash (without interest or deduction) in lieu of such fractional share interests, in an amount equal to the proceeds attributable to the sale of such fractional shares following the aggregation and sale by the Company’s transfer agent of all fractional shares otherwise issuable. Computershare Trust Company, N.A., the Company’s transfer agent, will act as the exchange agent for the Reverse Stock Split.

Stockholders of record holding shares of Common Stock in book-entry form will not need to take any action to receive post-Reverse Stock Split shares of Common Stock. As soon as practicable after the Effective Time, the Company’s transfer agent will send to such record stockholder’s registered address a statement of ownership indicating the number of post-Reverse Stock Split shares of Common Stock held by such stockholder. Stockholders holding some or all of their shares of Common Stock in certificated form will receive a transmittal letter from the Company’s transfer agent after the Effective Time, which will be accompanied by instructions specifying how such stockholders can exchange their certificate or certificates representing the pre-Reverse Stock Split shares of Common Stock for a statement of ownership, reflecting ownership of post-Reverse Stock Split shares of common stock electronically in book-entry form in the Direct Registration System. The Company does not intend to issue physical stock certificates to stockholders of record absent a specific request.

With respect to stockholders holding shares in “street name” (i.e., through a bank, broker, custodian or other nominee), banks, brokers, custodians, or other nominees will be instructed to effect the Reverse Stock Split for their beneficial holders holding Common Stock in street name. However, these banks, brokers, custodians, or other nominees may have different procedures than registered stockholders for processing the Reverse Stock Split and making payment for fractional shares. Stockholders holding shares of Common Stock in street name are encouraged to contact their bank, broker, custodian, or other nominee with any questions in this regard.

At the Effective Time, proportionate adjustments shall be made in (i) the number of shares that will be reserved for issuance under the Humanigen, Inc. 2020 Omnibus Incentive Compensation Plan, which was approved by the Company’s stockholders on July 29, 2020, as previously disclosed, and is expected to become effective following the Effective Time, and (ii) the number of shares covered by certain stock option awards proposed to be granted to newly appointed executive officers of the Company pursuant to the terms of their employment agreements, in each case to give effect to the Split Ratio and the Reverse Stock Split. In addition, at the Effective Time, pursuant to the terms of the Humanigen, Inc. 2012 Equity Incentive Plan, proportionate adjustments shall automatically be made to (i) the number of shares covered by each outstanding stock option award, and (ii) the exercise price applicable to each outstanding stock option award, in each case to give effect to the Split Ratio and the Reverse Stock Split.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Humanigen, Inc.

By:	/s/ Cameron Durrant
Name: Cameron Durrant Title: Chairman of the Board and Chief Executive Officer

Dated: September 4, 2020